                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633

This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On April 29, 2002, ONI Systems Corp. held a conference call concerning the quarter ended March 31, 2002, the transcript of that call follows.

                                   ONI SYSTEMS

                            Moderator: Jackie Cossmon
                                 April 29, 2002
                                   3:30 PM CT



OPERATOR:

Good day everyone and welcome to the ONI Systems First Quarter Earnings call. This call is being recorded.

For opening remarks and introductions I will turn the call over to Ms. Jackie Cossmon, Vice President of Investor Relations for ONI. Ms. Cossmon please go ahead.

JACKIE COSSMON:

Thanks Tulare. Welcome to ONI Systems first quarter financial call. With me today are High Martin, Chairman, President and CEO, and George Reyes, Interim Chief Financial Officer of ONI systems.

As a public company we need to remind you that this information discussed in this call contains forward-looking statements about the products and business of ONI Systems as defined within the meaning of Section 21E of the Securities and Exchange Act of 1934 and is subject to the safe harbor created in this section. These forward looking statements include, but are not limited to, statements by Hugh Martin and George Reyes, statements regarding expected revenue, number of customers, financial performance, margin performance, research and development efforts, new products, restructuring plans, future metro optical deployment by service providers, spending by service providers, expected completion of OSMINE certifications, future business opportunities in the proposed merger with CIENA.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include but are not limited to our limited operating history which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers.

In addition, these risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created by the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described from time to time in our filings with the Securities and Exchange Commission, including ONI System's annual report on Form 10-K for the year ended December 31, 2001 and other documents on file with the SEC.

All forward-looking statements are based on information we have available today and we assume no obligation to update these statements.

I'd also like to point out that with respect to the proposed ONI CIENA merger, ONI's directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE PROXY STATEMENT PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV. THE JOINT PROXY STATEMENT PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON ROAD, LITHICUM MARYLAND, 21010-2205, ATTENTION INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CALIFORNIA, 95138, ATTENTION INVESTOR RELATIONS.

Hugh Martin will now discuss our first quarter financial results and make a few remarks regarding the proposed merger of ONI and CIENA.

HUGH MARTIN:

Thank you Jackie. Our first quarter revenue of $21 million was in line with our revised expectations for the quarter and reflects the softness in demand we and others are seeing in the telecom sector today. On a pro forma basis excluding amortization of deferred stock compensation and intangibles, our pro forma net loss was 26 cents per diluted share and was also in line with our revised guidance. On a GAAP reported basis the loss was 30 cents.

We added three new customers in the quarter and our trial activity remains strong. Importantly we are making good progress with our ONLINE2500, an Access Edge product that enables cost effective optical delivery of multiple services to the enterprise. In fact, two of our three new customers for the quarter are enterprise customers that have deployed the ONLINE2500.

We are also moving forward with our plans to merge with CIENA. We have now received Hart-Scott-Redino Act clearance and we are working closely with CIENA management to plan the integration of our companies.

I'd like to now share with you a few more details on our customer base. We have historically defined our customers in six categories. They are one, emerging carriers and CLECS; two, interexchange carriers or IXCs; three, ISPs and ASPs; four, cable TV companies; five, utilities and their affiliates; and six, ILECS and PPTs. These are the traditional RBOCS in the US and their traditional counterparts.

Given the earlier comment I made about the additional market opportunities provided by the ONLINE 2500, we are expanding the categories to include a new category, enterprise customers. As I mentioned, we added three new customers in the first quarter -- two enterprise customers and one PPT. We also recognized revenue from 18 existing customers. The three new customers bring the total number of ONI customers to date to 33. Those customers fall into our categories in the following way -- 12 CLECS, 8 IXCs, 4 ISPs and ASPs, 2 utilities and their affiliates, 5 ILECS and PPTS and now 2 enterprise.

It is clearly a different environment than just 12 or even 6 months ago. Our customers have reduced their capital expenditures dramatically and we are also being impacted by the financial condition of several carriers in the sector.

Analysts are predicting that many of the weaker carriers will close their doors or be absorbed by healthier carriers. They believe that ultimately the industry will be stronger with fewer carriers, most likely the incumbent carriers such as the RBOCs in the US and the PPTs in Europe and Asia.

We agree with this assessment and we are seeing signs that the incumbents have a growing interest in next generation technology. For example ONI's new PPT customer in Q1 has already begun carrying live traffic through their network on ONI product. It is one ring and represents a small order this quarter but it is an important step to gaining access to a key carrier that could lay the groundwork for larger orders in the future.

We haven't seen a major change in the competitive landscape. With the number of vendors and fewer purchases we see healthy competition for orders but we believe that we still offer superior technology and better capability to provide our customers the most cost effective solution for next generation networking. An observation we can share is that as the economic environment has deteriorated carriers increasingly focus on developing a smaller set of stronger vendors, seriously weakening the prospects for new smaller entrants.

We are continuing to introduce new products that enhance our existing systems. In Q1, the gateway platform became generally available and we have already shipped and installed a product at a customer site. This is an important product for efficient aggregation of services into the long haul network.

We also made generally available the OC-192 FEC interface card, a product that extends the distance data can be transported with and greater capability to monitor the quality of signal at important drop points. This provides a unique benefit to carriers that must have reliable means to charge for the quality of their services.

We also added greater ability to design and provision networks through the introduction of a new version of our software management system.

We enhanced our ability to deploy products with RBOCs through a completion of additional phases of the OSMINE process. We completed the first phase of work required for OSMINE certification of the ONLINE2500 and we've now also completed the second phase of OSMINE certification for the 7000, 9000 and ONLINE11000 products.

In addition our technical advancements in the transport and monitoring of data for storage applications has been well received by our customers. We announced in the quarter that three of our customers have expanded or adopted our storage network solutions for servicing their enterprise customers.

We also announced that another major milestone related to storage, our ONLINE7000 and ONLINE9000 are now qualified by EMC Corporation as e-Lab tested. This is one of the industry's most comprehensive testing programs and provides the gold seal of approval for the use of our products in storage applications.

On a separate note, I'd like to report that Nortel Networks has agreed to dismiss all claims related to four of the five patents at issue in its lawsuit. I am very pleased to see that they have dropped these claims. We will vigorously defend our position on the remaining claim in this suit.

Just as the strong players will emerge on the carrier side, we believe a few key equipment suppliers will emerge as winners. There are a number of legacy equipment suppliers that are struggling to reinvent their business while supporting their legacy products. We believe that these suppliers must undergo considerable change to bring their business back to health. Consolidation among suppliers will be inevitable and the real leaders in the market will be the suppliers that can provide end-to-end solutions that offer a cost effective network to carriers both from an initial investment and a total cost of ownership perspective.

We are very excited about our planned merger with CIENA. We believe we are creating the only company that will offer a next generation cost effective end-to-end solution and a company that is unencumbered by legacy products. We have received great feedback from our customers that a merger between ONI and CIENA offers real benefits to them.

We can't predict when the industry will return to more normal levels of capital spending. We are cautious about predicting our revenue for the second quarter given the most recent reductions in cap ex and continued financial instability of many companies in the sector. At this time we do not see signs of improvement and we are not prepared to offer specifics on the outcome of the financial results for the second quarter.

Aside from our focus on Q2 business we are all working very hard to consummate our merger with CIENA and still anticipate that the transaction will close in the second or third calendar or 2002.

I'd like George Reyes to provide some additional details on our financial results. George?

GEORGE REYES:

Thanks Hugh and good afternoon to all of you. As you know by now, our overall results for the quarter were in line with the revised guidance we communicated to you on March 18th. What I would like to do now is to take a few minutes to give you some sense of the underlying dynamics that drove the results for the quarter.

I would like to note that in this call we are providing pro forma information including pro forma net loss and pro forma expenses. We think that pro forma results give a clearer picture of our financial results from one period to another because they exclude non-cash charges that are not reflective of our operating results for the period being presented.

This pro forma information is not prepared in accordance with GAAP and should not be considered a substitute for information presented in accordance with GAAP. In today's press release we provided this pro forma information together with the reported GAAP results and a reconciliation of the differences between them.

For the quarter ended March 31, 2002 the pro forma results exclude amortization of deferred stock compensation of approximately $4.8 million and amortization of intangible of approximately $1.5 million for the quarter. And for the quarter ended March 31, 2001, the pro forma results exclude amortization of deferred stock compensation of approximately $12.3 million and amortization of goodwill and intangibles of approximately $1.3 million and a one-time charge for in process research and development of $8.2 million.

Having said all that, let's get on with our tour of Q1 results. Revenue at $21 million was at the midpoint of our revised range of $18 to $24 million yet it was well off our Q4 revenue level of $42 million. As we discussed in our March call with you, the primary drivers of this sequential drop in revenue included some of these factors, very substantial cap ex reduction by most carriers, and even temporary shut down of cap ex by other customers.

Secondly, a continued deterioration in the financial conditions of many carriers leading to orders from fewer customers. Additionally we have selectively decided to cease extending trade credit to some of our customers.

Of the 21 revenue generating customers in the quarter, the mix of revenue across customer categories was IXPs at 49%, CLECs at 20%, ISPs and ASPs at 18%, with all other categories totaling 13%. Three customers each made up 10% or more of our revenue for the quarter. On an inception to date basis, that is from Q1 2000 to Q1 '02, we had only three 10% customers and no one customer made up more than 20% of our revenues.

Moving to gross margin, at 25.7% for Q1 of fiscal '02, margin was also in line with our expectations for the quarter given the lower levels of revenue. The primary cause of the margin reduction from 37.1 in our fourth quarter of last year's quarter to 25.7 in Q1 of this quarter was the impact of having to absorb a fixed manufacturing cost structure that had been sized to support a revenue level of $40 million versus our actual revenue of $21 million.

On the operating expense front, total pro forma operating expense for Q1 was $42 million, up sequentially from $40.4 million in Q4. The primary drivers of the increase in operating expense were an increase in the provision for bad debts to cover our exposure with some of our more credit challenged customers, an increased legal and accounting cost associated with our pending merger with CIENA.

With respect to headcount, we ended the quarter with 682 employees versus 671 at the end of Q4.

Other income and expense net was down about $700,000 sequentially from Q4, with this change being primarily attributable to about a 500 basis point decrease in our - the rate that we earn on our cash and marketable securities portfolio.

And finally on a pro forma basis, EPS for the quarter was a loss of 26 cents, in line with our revised range of a loss of 24 to 27 cents.

Turning to the balance sheet, cash and marketable securities as of March 31 were just under $657 million, again very consistent with our expectations. We used just under $12 million in cash for the quarter, mainly due to strong collection efforts of our accounts receivable of just under $40 million, bringing our accounts receivable balance down to $24 million at the end of Q1 and down sequentially from $44 million at the end of the fourth quarter.

Having said that, DSOs for the quarter increased to 105 days in Q1 from 95 days in Q4 as even some of our more substantial customers chose to extend their payment terms to us beyond their contractually agreed terms.

Inventory at the end of the quarter was down slightly to just over $50 million from just under $54 million in Q4. Capital expenditures for the quarter totaled $4.6 million, down from $9 million in Q4 and quarterly depreciation was $10.3 million.

The weighted average number of shares outstanding at the end of the fourth quarter were approximately 138.9 million.

With respect to Q2, I would like to reiterate what Hugh said earlier. Given the very difficult market conditions we are facing, we are not prepared to offer guidance at this time.

Now I'll turn it back over to Hugh.

Hugh Martin:      Thank you George. We believe that the recovery in our sector will occur but it will take time. Provided the merger is completed as planned, ONI and CIENA intend to move forward aggressively to continue to introduce new products that create fully integrated systems that will span the entire network, systems that lowers the carriers' cost of operation, reduce their acquisition costs and most importantly increase their opportunities to generate new revenue. We believe that combining these two market leaders puts us in the best position to win in the long-term.

                  And now we'll be happy to take your questions. Thank you.

Operator:         Thank you. The question and answer session will be conducted electronically. To ask a question simply press the star followed by the 1 key on your telephone. And we'll pause a moment to assemble our roster.

                  And our first question comes from Simon Leopold of Merrill Lynch.

Simon Leopold:    Great, thanks a lot. A couple questions. One, I understand you not giving guidance on the top line. But could you give us a sense at least directionally of where you see costs going, particularly a break down of R&D, sales and marketing, G&A?

                  And also you did give us some visibility in terms of the customer break down. But you lumped in what has historically been a pretty big group between the ILECs and the utilities and I guess the enterprise also has 13%. Can you give us a little bit more granularity on those numbers? Thanks a lot.

George Reyes:     On the cost structure side it is the same profile we really had at the end of Q4. There has really been no radical departure from that, you know, other than the G&A is up because of the receivables provision and the merger related costs. But you know, R&D is by and large the largest investment that the company makes.

Hugh Martin:      And Simon just to follow on to that, I would anticipate then in Q2 that it would be roughly the same as Q1.

Simon Leopold:    Okay and the G&A is the same also?

George Reyes:     Well we never know exactly what is in store in terms of our customer base and their ability to pay. But all things being equal it would be the same to slightly down. We are certainly not going to incur legal fees at the rate that we did in Q1.
                  And hopefully with a little bit of luck we won't have more issues with bad debt.

Simon Leopold:    Okay and how about the detail on the customer breakdown?

Hugh Martin:      Simon specifically what are you asking for?

Simon Leopold:    Well you gave us a percent of revenue coming from IXC, CLEC and ISP ASP and then mentioned the remainder accounting for about 13%. I was hoping we could get a better sense of the utilities, ILEC and enterprise split that 13% up.

Hugh Martin:      Sure, utilities were not that large. They were about 1-1/2%.
                  ILECs and PPTs were around 3-3/4%. Enterprise was about 5-1/2% and there was about 2% of other.

Simon Leopold:    Great, thanks a lot.

Hugh Martin:      Sure.

Operator:         And our next question comes from James Parmalee with Credit
                  Suisse First Boston.

James Parmelee:   Thank you. Just a follow up on the last question. So these charges in the G&A line were let's say non-recurring or hopefully non-recurring charges -- $2 to $3 million in that range -- would be one question. And then in terms of the third phase of the OSMINE certification process is that still on track for the completion of Q2, for the 7000, 9000 and 11000?

George Reyes:     Yeah on the G&A non-recurring it is probably higher than that.
                  You know, I don't want to get into a specific number. You'll actually see a lot of the detail, you know, when we file the
                  Q. But it is a little bit north of what you suggested.

James Parmelee:   Okay.

Hugh Martin:      And (Jim) on the OSMINEs, yeah I'd say very late Q2. But I want to emphasize that there are no RBOC customers that require anything beyond (Turks) and (NMA), which is what we now have.

James Parmelee:   Just a follow up on outlays associated with OSMINE testing going forward, this has obviously been a heavy expense item in the last several. Can you discuss kind of run rates going forward? Will it moderate to some extent? And I guess finally more importantly will that moderation be material? Thanks.

Hugh Martin:      I'd say probably - well I hesitate to use the word moderate with any of these expenses. I'd say probably in the range of about $5 million annually, something like that -- $5 to $6 million -- which is down about $3 million from the peak that we were at on an annual run rate basis.

James Parmelee:   Got it. And very last question. Just Hugh if you can talk a little bit about order run rates, you know, any material difference in you know, let's say the order trends that you saw from the latest quarter versus the previous quarter relative to the revenue performance we saw?

George Reyes:     It was about half.

James Parmelee:   But just from a - from a - so the order trends were very
                  similar to the revenue trends bottom line?

Hugh Martin:      Yeah, you know, (Jim) I think given the surprise we had in Q1
                  I think we are extremely reluctant to extrapolate into any trends as to what we might see in terms of what is going on.
                  But I'd say that order run rates tracked revenue pretty accurately.

James Parmelee:   Okay thanks.

Hugh Martin:      Sure.

Operator:         And we'll move on to Rick Schafer of CIBC.

Rick Schafer:     Hi thanks. Just a couple quick questions. First one Hugh I think you said during your comments that the pace of trial activity was up or strong. I forget your exact wording. I was particularly interested -- I guess this is kind of an add on to (Jim's) question -- really interested in an update on sort of pending RFP activity, pending RFP selections out there amongst the RBOCs in particular. And then I've just got a quick follow up.

Hugh Martin:      Yeah just to quantify what we mean by strong trial activity, you know, I would say Q4 was around 25, 26, 27 trials underway. We are probably in the mid-30s right now. So it's up quite bit.

                  The - we have commented in the past that we said we were actively involved in four trials or RFPs with ILECS or PPTs, some of which obviously were international, some domestic. That number I think is still valid.

                  We continue to see a lot of interest and a lot of activity in those areas. We haven't seen anyone say we are going to put this thing on hold. During the trial process they are continuing to conduct those trials. If they are in the RFP process we are marching right along answering questions and moving forward.

                  I will say anecdotally that we had one PPT that came to us and said, you know, what we were actually thinking that what we are going to do is instead of deploying next generation SDH equipment we are actually going to go to an optical - a next generation optical infrastructure such as yours and actually accelerate it by a couple of quarters their RFP and selection process. Now we haven't won that but I think, you know, we are in there strongly competing. I view that as a very strong sign.

Rick Schafer:     Okay and then just a little more color then on that
                  domestically. I mean do you have any idea or can you give us any color on timing of some of these RFP at least short list, if not out and out selections, but the short list?

Hugh Martin:      Well you know there is really almost two phases - well
                  actually maybe - let me break it into three phases. There is the evaluation and selection, there is the announcement and then there is the real business. And I would say that we are certainly - we have already said that with one RBOC we have actually - we are in the deployment phase with them and that continues. We are right now with them we had a initial deployment. We have gotten that up and we are now making sure that system is rock solid. And then I think there will be future deployments by that carrier.

                  With the other RBOCs what I would say is that we are - let's see of the three that I can think of, at least two of them are actively in the evaluation phase and moving along. And I really hesitate to predict when that is going to result in something that would be announcable. I would say I still believe that, you know, their intentions will be known in the second half of this year. That doesn't mean that they'll be business, but I think people will understand their intentions.

Rick Schafer:     Okay thanks. And just one quick question for George on cash.
                  you know, congratulations on only burning $12 million this quarter. But sort of can you give us a flavor for what normalized cash burn will be?

                  And then you guys talked to us earlier about having $55 to $65 million in savings or something like that on a combined basis with CIENA. What do you expect on a quarterly basis, let's say you guys closed it in the second quarter of this year. What would be a quarterly burn rate for you guys as part of CIENA? So of the core ONI business, what would a quarterly cash burn rate be?

George Reyes:     I can't get into speaking on behalf of CIENA and their
                  projections. I would urge you to read the S-4 when it becomes available and all that is disclosed in there.

                  So I think in terms of the complexion of cash consumption in Q2 will be substantially different than in Q1 for some very good reasons. The first is we have the benefit in Q1 of collecting $42 million worth of Q4 revenue pretty much. So we did 42 in the December quarter. And guess what, we collected about 40 in Q1. So in Q2 we are not looking at a 42 million bank to go collect, we're looking at about a $21 million bank. So that alone is about $20 million in cash delta.

                  In addition to that on April 15 we paid semiannual interest on the convert. That's $7-1/2 million. And in addition to that we've had a final payment due under our transaction with Finisar that was another $6 or so million. So the cash consumption will probably be in the $40 million range for Q2 for all those reasons.

Rick Schafer:     Okay thank you.

Hugh Martin:      Rick, to your comment about the new CIENA, you know, the 50 to
                  60 were synergies that we thought we could get on the expense side. That wasn't necessarily a cash number.

Rick Schafer:     Okay, thanks.

Hugh Martin:      Sure.

Operator:         And our next question comes from Wojtek Uzdelewicz from Bear
                  Stearns.

(Mike Gregano):   Hi this is actually (Mike Gregano) for Wojtek. Good afternoon.

Hugh Martin:      Hey (Mike).

(Mike Gregano):   I was just wondering can you guys just talk a little bit about what we are seeing in the marketplace particularly with Lucent? They recently got an exclusive deal with Verizon. We know that, you know, we've heard from multiple sources about you guys on the technological front and how you guys are somewhat won the cutting edge and have somewhat the best product in the industry. But we are seeing others kind of take market share here. Can you talk about the other factors that are, you know, kind of affecting the buying decision?

                  And then secondly, in terms of the 2500, can you talk a little bit about kind of the margins there? I mean selling into the enterprise must come with a, you know, at a little bit higher cost. Can you just talk about what you expect the margin structure to kind of be from those products? Thank you.

Hugh Martin:      Sure (Mike) just a quick - a question back to you. When you said others take market share, are you referring to the Lucent
                  Verizon deal?

(Mike Gregano):   Correct.

Hugh Martin:      Okay yeah. Because I don't know anywhere else where there are any significant service provider deals where anyone is taking market share. So there is this one example which you mentioned.

                  I think that we commented on the past, but Verizon was actually one of the first companies to put out an RFP. In fact it was put out in the last quarter of the year 2000 with a requirement that you be OSMINE certified by January of 2001. I think that process probably yielded a couple of suppliers that would meet those requirements. And I think, you know, I don't think - I'm not sure but I think that probably what has happened is one of the suppliers dropped out and when we ended up with Lucent as a supplier.

                  The Lucent product is quite a bit different than our product in the marketplace. We have a very dynamic system where you can allocate wavelength and bandwidth where you need it, when you need it. It - there is a dramatic difference in the total operating cost between our system and the Lucent system largely because for instance with our system you can go out into a live network and upgrade it by adding new nodes or wavelengths without bringing down the entire ring. That is not true of the Lucent systems.

                  And I think that the reason the Lucent system may work for some companies is that they have a different view of how the networks should be built, which is one where you use WDM strictly as more of a point to point architecture for capacity relief where you have links that are really tight. And that what you get - where you get all your functionality is by putting next generation SONET rings on top of those WDM wavelengths.

                  That is a different approach and one that I think a few RBOCs are looking - well actually one RBOC I know of is looking at. In general most people are saying what they really want is a transparent optical layer unlike just a SONET layer where you can run fiber channel, GigE, as well as private line services such as SONET all compatibly and together. And then you use the optical layer to provide protection and routing.

                  That approach is different than you could possibly ever support with the Lucent equipment. And so that is the only area I know of where they would have a competitive advantage.

                  The other significant competitor out there who I think is far more important to us and who we watch a lot is of course Nortel. And much of their business continues to be out of the enterprise and it's not service provider related.

                  You had a question about the 2500?

(Mike Gregano):   Yes.

Hugh Martin:      That was - your question was related to margins?

(Mike Gregano):   Yeah exactly.

Hugh Martin:      We haven't broken out margins by product line. The one thing I can tell you is that Coarse WDM is a very low cost technology.
                  For instance the transmitters and receivers don't have to have coolers or heaters to maintain frequency accuracy so you can build those products, very, very inexpensively. But I think that's about the only comment I'd make.

(Mike Gregano):   Great, thank you very much.

Hugh Martin:      Sure.

Operator:         And we'll move on to Natarajan Subrahmanyan of Goldman Sachs.

Hugh Martin:      Subu are you there?

Operator:         And we have Alex Henderson of Salomon Smith Barney.

Alex Henderson:   Thank you very much. A couple of questions. First off you did say that the book to bill was running about one but was it above, under or can you give a little more clarity on that.

George Reyes:     You know, probably a hair under 1 to 1.

Alex Henderson:   A hair under 1 to 1. Second, can you specifically specify how many customers you have cut off due to financial issues in the quarter?

George Reyes:     No I mean we're not going to get into details of that Alex.
                  But I mean just sort of look at who the players are and you probably know them as well as we do.

Alex Henderson:   Are we talking four, five six players type of thing being cut off though?

Hugh Martin:      Less than that.

George Reyes:     Yeah.

Alex Henderson:   Okay and then going back to the CIENA integration, have you guys started working on integration of the NMS and operating systems between these various product lines, particularly with the Core Director?

Hugh Martin:      We've started planning and looking at it. We haven't started any actual work on making that happen. But of course we'd want to be able to size it and understand how much effort would be involved. But we can't until the merger is completed we can't actually do any work.

Alex Henderson:   Okay one last question just to keep it short. You said that you thought your expenses were going to be about the same as they are this quarter. Does that apply to the G&A cost will still hang up there at 9-1/2? It seems pretty rich if you're taking that charge and you've got integration expenses there or merger expenses.

George Reyes:     Alex I'm sorry I had to step out of the room. I was coughing.
                  Could you repeat your last question please?

Alex Henderson:   Yeah on the G&A line you'd indicated that there was roughly $3 million in charges in there. I'm a little confused about why your expenses would stay roughly constant if you are cutting costs on your restructuring program and simultaneously some of those costs should fall out.

George Reyes:     I didn't say that they would - first of all your number is a little bit low. A gentlemen asked a question I suggested it was somewhat north of, you know, the $3 million that I think he guessed.

                  Second of all I did not intend to suggest that the costs would stay at that level. What I did suggest is that certainly the credit health of our customer base is not something that is within our control. So that is kind of a crap shoot. I mean hopefully we won't see the level of activity we did in Q1 in terms of the provision for bad debts. But I just don't know.

Alex Henderson:   Well I guess what I was trying to get at is to give us the guidance that you are basically looking at the same level of operating expenses given your cost cutting and given some of these costs might be falling out, I guess I'm not sure I understand why your operating expenses wouldn't be coming down a little bit more.

George Reyes:     Well because we have no plans - so leave the provision for bad debts out for a second if you will and the legal costs. At the end of the day we are not going to take any restructuring actions prior to the close. So the burn rate that you see now plus or minus a few things like bad debt is going to be the burn rate you are going to see in Q2.

Alex Henderson:   Okay thank you.

George Reyes:     Sure.

Operator:         And our next question comes from Jeff Lipton of JP Morgan.

Jeff Lipton:      Thanks, good afternoon. Two questions please. The first one is could you break out international versus domestic and then maybe give us a feel for which areas are stronger or weaker and what the trends look like internationally? And then I have a follow up.

George Reyes:     Yeah I mean I think our business has always historically been, you know, pretty skewed towards North America. And this quarter was no different. I mean the proportions were about the same. You know, and Asia had a good quarter and, you know, it's pretty much the traditional mix that we're seeing.

Hugh Martin:      And then Jeff as I look out into Q2 I'd say that it would be in the order of North America, Asia and EMEA in terms of revenue performance for Q2.

Jeff Lipton:      Okay. So the follow up question is for your customers and
                  install base of equipment right now, could you help us understand where you think maintenance levels are from a quarterly revenue perspective? I'm trying to figure out where the bottom might be of your existing bases and spending patterns if things remain soft for quite a while. And are we close to that?

Hugh Martin:      Well I'm not going to be able to help you there Jeff. You
                  know, I would have said at the end of Q4 that I thought maintenance levels were around $40 million and here we are with a $21 million quarter.

                  Maintenance is a very funny word. We are in fact deploying equipment in an RBOC network and the equipment that is going into that network, that RBOC would characterize those as maintenance expenses. Because what we're doing is we are actually going in and replacing old SONET equipment. So it is viewed as a maintenance buy. It's not a new next generation deployment in their characterization of it. So I think maintenance levels can be confusing.

                  Also something that we have learned is that when a carrier is imploding financially sometimes maintenance is something that just goes by the wayside. So it is really, really difficult to predict.

Jeff Lipton:      Okay thank you.

Hugh Martin:      Sure.

Operator:         And we'll move on to Hasan Imam of Thomas Weisel and Partners.

(Mike Deemisel):  Hello?

Hugh Martin:      Hasan?

(Mike Deemisel):  It's actually (Mike Deemisel) for Hasan.

Hugh Martin:      Hey (Mike).

(Mike Deemisel):  Hi, just two quick questions. One just back to the cash burn for a minute. I just wanted to understand what are you guys thinking in terms of what it will be after the second quarter? Is - will it be roughly what the second quarter is and then back out the interest payment and the Finisar payment?

                  And then the second question is just wondering if you had any more color in terms of the timing of RBOC deployment. I know you said, you know, you still expect decisions in the second half of this year. But do you still see deployments happen beginning of '03, end of '03? Any more color along those lines would be great.

George Reyes:     Yeah (Mike) so just to tee up your first question, you know, beyond Q2, I think it is going - there probably will be no ONI. You are going to see a joint business model that reflects all the synergies you'll shortly see in the S-4 which are pretty substantial. So I think you are going to see, you know, quite a healthy improvement in the cash performance as a combined company. And I would just stay tuned for the S-4.

Hugh Martin:      And then related to the RBOC business, again I think we have to be very cautious there. The good sign is that carriers are spending real money. They are devoting lab resources. There are people working on the programs at a time when those resources are really, really tight. So that is great.

                  The question is when do those evaluations and decisions turn into widespread deployment of equipment? And I would say that though I think, you know, two of the RBOCS who have not deployed yet are saying that that would result in - these trials and activities would result in deployments this year - the back half of this year I think we'll have to wait and see whether that in fact happens. So is it going to be the first half of '03 or is it going to be the second half of '03? You know, I just would not want to be in the business of predicting that.

                  What I have heard in my personal conversations with these executives is that their decision to deploy capital equipment on the scale that these decisions entail will be as tied as much to the overall economic performance of their company as anything else. And so I think that it could take a while, whether it is Q4, Q1, Q2 I can't guess right now.

(Mike Deemisel):   Got you. Thank you.

Hugh Martin:       Sure.

Operator:          And our next question comes from Subu Subrahmanyan of Goldman
                   Sachs.

Subu Subrahmanyan: Thank you. Can you hear me this time?

Hugh Martin:       Yeah Subu you got through.

Subu Subrahmanyan: Okay great. Hugh maybe you can give us a little more color on the one PPT customer that you've talked about that you won. Maybe a little more on what kind of scope of network this is and kind of where you are seeing it at the current time.

Hugh Martin:       As I said in my prepared comments it is one ring. It's a
                   small initial deployment. This PPT is following the pattern of a number of other RBOCs in that what they tend to do I think initially is to deploy these networks on a network by network basis for individual enterprise customers of theirs.
                   But I also think there is a very important time because this particular PPT is looking at a broad spread - a wide spread infrastructure deployment down the road. And whoever has - who is in obviously you have a good shot at getting the widespread infrastructure deployment.

                   I also think that part of the issue with any of these large carriers quite frankly operationally is just getting your equipment approved, getting through their entire purchasing cycle, negotiating terms and conditions and getting service and warranties set up. And all of that we have accomplished for this small ring, which is a good deal and I think positions us well for our business going forward.

Subu Subrahmanyan: Great and in terms of the enterprise business, in terms of the new business for you, can you just talk about what kind of sales channels you are looking at for that in addition to this direct sales ((inaudible))?

Hugh Martin:       Yeah though we have added them as a category that we would talk about that does not mean that I think that we should be selling directly to enterprise customers in any significant way. We have some very high hurdles that have to be met before we'll let our primarily service provider direct sales force go after these enterprise customers.

                   So I think as I've said in the past, I think that's an inefficient way for us to go get business. I've also said that I think we should and will set up alternative channels to take the product to market. And we are currently discussing with a number of resellers or value added resellers handling our products, especially the 2500.

                   I think typically what you'll find is that the product will be bundled with for instance and most probably actively storage software so that you have a complete storage solution that would be sold to enterprises by our reseller partner. And I think you should stay tuned and expect to hear news from us in the next quarter or two about who those partners might be.

Subu Subrahmanyan: Great, finally on ONLINE2500 is there a timing for OSMINE for that Hugh?

Hugh Martin:       In my remarks I said that you know, we've got (Turks) for the
                   2500 and I believe that NMA will be in the back half of Q2.

Subu Subrahmanyan: Thank you very much.

Hugh Martin:       Sure.

Operator:          And our next question comes from Steven Levy of Lehman
                   Brothers.

Steven Levy:      Thanks, just two questions or one clarification. On the
                  international, I guess in the last quarter it was around 80% in the US. So what I think I heard you saying it is roughly the same?

George Reyes:     Yeah pretty much

Steven Levy:      Okay and then in terms of legal expenses, what other
                  outstanding legal situation are there? Is the Nortel thing put to bed or is that still ongoing?

Hugh Martin:      Well the largest legal expense that we have traditionally run is our litigation with Nortel. And as we have announced of the five suits that we have we are now down to just one. You now, I don't think we have a view yet as to what the run rate will be now that we are seeing that we are down to just one suit.
                  We are getting to some of the more expensive parts of that entire process. So I don't think we are providing guidance on what legal expenses will be.

Steven Levy:      In terms of where it is in the trial situation?

Hugh Martin:      Steve we are really not talking about where we are there. We haven't gone to trial yet though. I will say that.

Steven Levy:      Okay.

Operator:         And we'll move on to Frank McEvoy of US Bancorp Piper Jaffrey.

Frank McEvoy:     Thank you. Hugh, if you could expand a little bit on your
                  trial activity, I just wanted to get some sense of the number of ILECs/PPTs and whether any enterprise customers are trialing your products. Also just distinguish between lab trials versus field trials and do you get a sense of when - how many of these might be converting to revenue in let's say in the second quarter.

                  And then just as a side note, what do you think is driving the increase in trial activity? It's a pretty big jump from Q4 to Q1 in light of the challenging overall environment.

Hugh Martin:      Okay Frank that was about five questions. I think I got a
                  couple of them here.

Frank McEvoy:     Sorry about that.

Hugh Martin:      No problem. Enterprise activity has been part of the increase.
                  There are a number of enterprises where the hurdles that I talked about earlier which are largely revenue side have been met. And so we have a number of enterprise trials underway.

                  The ILEC PPT trial activity, you know, we have an umber of ILEC and PPT trials underway. We are continuing to support them. I wouldn't say that there has been any dramatic increase in that particular category. I would say that the amount of energy we have to expend on those particular trials is much higher than any of the others. So it's a very important area for us.

                  We have not discriminated between lab and field trials. I would say in all but the very largest customers that sort of distinction between lab and field has sort of gone away. And by the time you get through these very extensive lab trials you are ready for deployment. So that is something we haven't broken out and I'm not sure that it would be meaningful.

                  As to the overall pick up in activity I think we are against a backdrop admittedly of a very difficult economic environment. This is an area that is really starting to become very important. We have always predicted that the metropolitan area was going to be the next big area for optical build out. I continue to believe that is going to happen. And there are a lot of people who are evaluating technology - more and more people who are evaluating technologies for deployment.

                  I think the big question of course that we are all looking for the answer is is when will those deployments occur and how large will they be. But the trail activity as an early indicator is certainly looking very good.

Frank McEvoy:     Thank you.

Hugh Martin:      Sure.

Operator:           We have a question from Lori Franklin of Wachovia
                    Securities.

Lori Franklin:      Hi can you guys talk a little bit more about your DSO at
                    105 days, what your long-term goal is and how you think you'll get there, even with the CIENA merger? Thanks.

George Reyes:       Yeah I think our DSO quite frankly I - in the script I made a comment about even some of our more substantial customers chose to pay on their terms rather than their contractually obligated terms. In this environment and not only are - is cap ex frozen but people are stretching out trade terms are well.

                    So that in particular, you now, there is some larger balances that are out there in the aging and that's how you get to a higher DSO. On the other hand there is a lot of people that pay current as well.

Hugh Martin:        And I'd just add that I think we are going through a time of change as carriers are adjusting to the new reality. We have something that they badly need though, which is we support and service their equipment. And they want to have a healthy, ongoing relationship with us.

                    Our equipment is not the type of equipment where you install it and then you are done and walk away. There are constantly nodal upgrades going on or wavelength additions. And so we need - we have a pretty big lever over these customers.

                    So I think we are going to be - we are obviously sensitized to this whole issue. And I, you know, I would say that our target is to get back within the range of 70 to 90 that we have talked about in the past.

Lori Franklin:      Okay, thank you.

Hugh Martin:        Sure.

Operator:         And we have a question from John Wilson of RBC Capital
                  Markets.

(David Wade):     Hi thank you. It's (David Wade) for John Wilson. I just have a quick question on the outstanding balance in accounts receivable -- $24 million .Can you just talk a bit about who owes you that money, sort of your - maybe a split between the different areas that you talk to?

George Reyes:     Absolutely not. We're not going to get into that level of
                  detail.

(David wade):     All right, and just a quick follow up. I'm just wondering in terms of the CIENA merger and timing going forward, have you noticed any sort of effects or delays in decision, et cetera around some of your sales because of any uncertainty around the timing of the merger or anything like that?

Hugh Martin:      You know our product line is extremely complementary to
                  CIENA's. So I have - we haven't seen any impact to our business. And you know, I don't want to speak for CIENA, but I would say that, you know, the customer base they have and the sales that they are going after the primary sales there for them are the Core Director sales and the Core Stream sales.
                  And of course we don't overlap there at all. So I am betting -
                  I haven't heard anecdotally of any impact on their business either.

(David Wade):     Okay great. Thank you.

Hugh Martin:      Sure.

Operator:         And there are no further questions in our queue at this time.
                  I'll turn the call back over to Mr. Martin for closing comments.

Hugh Martin:      Thank you very much and thank you for joining us on the call today.

                  You know, in spite of these current difficult times, we here at ONI are very optimistic that the market will eventually return to normal levels of spending. And importantly the big winners in the market are going to be the true next generation companies.

                  We believe that merging ONI and CIENA will create one of those winners and it will be far more substantial than either one of us would have been on our own. We not only create end-to-end state of the art solutions for carriers but we also combine our strong financial positions, which will result in approximately $1.5 billion in net cash -- that's net of debt -- enabling the new CIENA to build on our current existing base of products.

                  The more time that we spend with the CIENA team the more I am convinced that this merger is going to be a winner. Our cultures are almost identical. We share a common vision for customers, products and technologies. We are extremely pleased that our share-stakeholders will benefit from the stronger force that will be created when we combine the new CIENA and ONI.

                  Thank you very much.


Operator:         That does conclude today's call. Thank you for your
                  participation.